Exhibit 99.1

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended
December 31, 2018, 2017 and 2016
(presented in thousands of U.S. dollars)

Aeterna Zentaris Inc.
Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and years ended December 31, 2018, 2017 and 2016

(2)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aeterna Zentaris Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of changes in shareholders’ (deficiency) equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“/s/PricewaterhouseCoopers LLP”

Toronto, Ontario, Canada
March 28, 2019

We have served as the Company’s auditor since 1993.

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Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	14,512	7,780
Trade and other receivables (note 8)	294	221
Inventory (note 9)	240	554
Prepaid expenses and other current assets (note 10)	1,210	826
Total current assets	16,256	9,381
Restricted cash equivalents (note 11)	418	381
Property, plant and equipment (note 12)	65	101
Deferred tax assets (note 20)	—	3,479
Identifiable intangible assets (note 13)	62	90
Other non-current assets	—	150
Goodwill (note 14)	8,210	8,613
Total Assets	25,011	22,195
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 15)	2,966	2,814
Provision for restructuring and other costs (note 16)	887	2,469
Income taxes (note 22)	1,669	—
Current portion of deferred revenues (note 6)	74	486
Total current liabilities	5,596	5,769
Deferred revenues (note 6)	258	55
Warrant liability (note 17)	3,634	3,897
Employee future benefits (note 18)	13,205	14,229
Non-current portion of provision for restructuring and other costs (note 16)	411	1,028
Total liabilities	23,104	24,978
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (note 19)	222,335	222,335
Other capital (note 19)	89,342	88,772
Deficit	(309,781)	(314,161)
Accumulated other comprehensive income	11	271
Total shareholders' equity (deficiency)	1,907	(2,783)
Total liabilities and shareholders' equity	25,011	22,195
Commitments and contingencies (note 27)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' (Deficiency) Equity
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars, except share data)

	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	4,187	—	4,187
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(260)	(260)
Actuarial gain on defined benefit plans (note 18)	—	—	—	193	—	193
Comprehensive loss	—	—	—	4,380	(260)	4,120
Share-based compensation costs	—	—	570	—	—	570
Balance - December 31, 2018	16,440,760	222,335	89,342	(309,781)	11	1,907
_________________________

[1]	Issued and paid in full.

	Common shares (number of) [1]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2017	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
Net loss	—	—	—	—	(16,796)	—	(16,796)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	(1,430)	(1,430)
Actuarial gain on defined benefit plans (note 18)	—	—	—	—	694	—	694
Comprehensive loss	—	—	—	—	(16,102)	(1,430)	(17,532)
Share issuances pursuant to the exercise of pre-funded warrants (note 19)	301,343	977	—	—	—	—	977
Share issuances in connection with "at-the-market" drawdowns (note 19)	3,221,422	7,378	—	—	—	—	7,378
Share-based compensation costs		—	—	182	—	—	182
Balance - December 31, 2017	16,440,760	222,335	—	88,772	(314,161)	271	(2,783)

The accompanying notes are an integral part of these consolidated financial statements

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' (Deficiency) Equity
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars, except share data)

	Common shares (number of) [1]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	—	(24,959)	—	(24,959)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	569	569
Actuarial loss on defined benefit plan (note 18)	—	—	—	—	(1,479)	—	(1,479)
Comprehensive loss	—	—	—	—	(26,438)	569	(25,869)
Share issuances in connection with a public offering (note 19)	1,150,000	3,377	—	—	—	—	3,377
Pre-funded warrant issuances in connection with a public offering (note 19)	—	—	2,789	—	—	—	2,789
Share issuances pursuant to the exercise of pre-funded warrants (note 19)	950,000	2,789	(2,789)	—	—	—	—
Share issuances in connection with "at-the-market" drawdowns (note 19)	889,298	3,218	—	—	—	—	3,218
Share-based compensation costs	—	—	—	1,082	—	—	1,082
Balance - December 31, 2016	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
_________________________

[1]	Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2018	2017	2016
	$	$	$
Revenues
License fees (note 6)	24,325	458	497
Product sales (note 6)	2,167	—	—
Royalty income (note 6)	184	—	—
Sales commission and other	205	465	414
Total revenues	26,881	923	911
Cost of sales	2,104	—	—
Gross income	24,777	923	911
Operating expenses (note 20)
Research and development costs	2,932	10,704	16,495
General and administrative expenses	8,894	8,198	7,147
Selling expenses	3,109	5,095	6,745
Total operating expenses	14,935	23,997	30,387
Income (loss) from operations	9,842	(23,074)	(29,476)
Settlements (note 27)	(1,400)	—	—
Gain (loss) due to changes in foreign currency exchange rates	656	502	(70)
Change in fair value of warrant liability (note 17)	263	2,222	4,437
Other finance income	278	75	150
Net finance income (costs)	1,197	2,799	4,517
Income (loss) before income taxes	9,639	(20,275)	(24,959)
Income tax (expense) recovery (note 22)	(5,452)	3,479	—
Net income (loss)	4,187	(16,796)	(24,959)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(260)	(1,430)	569
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	193	694	(1,479)
Comprehensive income (loss)	4,120	(17,532)	(25,869)
Net income (loss) per share (basic) (note 26)	0.25	(1.12)	(2.41)
Net income (loss) per share (diluted) (note 26)	0.24	(1.12)	(2.41)
Weighted average number of shares outstanding (note 26)
Basic	16,440,760	14,958,704	10,348,879
Diluted	17,034,812	14,958,704	10,348,879

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars)

	Years Ended December 31,
	2018	2017	2016
	$	$	$
Cash flows from operating activities
Net income (loss) for the year	4,187	(16,796)	(24,959)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 17)	(263)	(2,222)	(4,437)
Provision for restructuring and other costs (note 16)	(136)	3,083	(8)
Recapture of inventory previously written off	—	(643)	—
Depreciation, amortization and impairment (notes 12 and 13)	58	94	280
Deferred income taxes (note 22)	3,479	(3,479)	—
Share-based compensation costs	570	182	1,082
Employee future benefits (note 18)	316	246	382
Amortization of deferred revenues (note 6)	(609)	(458)	(345)
Foreign exchange (gain) loss on items denominated in foreign currencies	(652)	(553)	87
Gain on disposal of property, plant and equipment	(9)	(136)	(1)
Other non-cash items	35	(19)	(83)
Transaction cost allocated to warrants issued (note 19)	—	—	56
Changes in operating assets and liabilities (note 21)	(151)	(2,212)	(1,064)
Net cash provided by/(used in) operating activities	6,825	(22,913)	(29,010)
Cash flows from financing activities
Proceeds from issuances of common shares, warrants (including pre-funded warrants), net of cash transaction costs of $nil, $250 and $1,107 in 2018, 2017, and 2016, respectively (note 19)	—	7,788	9,924
Proceeds from warrants exercised (note 19)	—	242	—
Net cash provided by financing activities	—	8,030	9,924
Cash flows from investing activities
Purchase of property, plant and equipment (note 12)	(9)	(4)	(66)
Proceeds for disposals of property, plant and equipment (note 12)	24	161	2
Change in restricted cash equivalents	(50)	150	(250)
Net cash provided by (used in) investing activities	(35)	307	(314)
Effect of exchange rate changes on cash and cash equivalents	(58)	357	(51)
Net change in cash and cash equivalents	6,732	(14,219)	(19,451)
Cash and cash equivalents – beginning of year (note 6)	7,780	21,999	41,450
Cash and cash equivalents – end of year (note 6)	14,512	7,780	21,999
The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

1 Business overview
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company which is commercializing novel pharmaceutical therapies. On December 20, 2017, the United States Food and Drug Administration ("FDA") granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD"). On January 16, 2018, the Company, through Aeterna Zentaris GmbH, entered into a license and assignment agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada (the "License and Assignment Agreement"). Effective December 19, 2018, Strongbridge sold the United States and Canadian rights to Macrilen™ to Novo Nordisk ("Novo").
Reporting entity
The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the ultimate parent company of the Group. The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the United States.
The registered office of the Company is located at 1155 Rene-Levesque Blvd. West, 41st Floor, Montreal, Quebec H3B 3V2, Canada and its principal place of business is 315 Sigma Drive, Summerville, South Carolina 29486.
The Company's common shares are listed on both the Toronto Stock Exchange (the "TSX") and on the NASDAQ Capital Market (the "NASDAQ").
Basis of presentation
(a) Statement of compliance
These consolidated financial statements as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accounting policies in these consolidated financial statements are consistent with those of the previous financial year except for the adoption of those standards in 2018 (note 4) and are consistent with the previous quarter.

These consolidated financial statements were approved by the Company's Board of Directors on March 29, 2019.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 4 - Critical accounting estimates and judgments.
(b) Principles of consolidation
These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.
(c) Foreign currency

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the "functional currency") which is U.S. dollars for the Company and its U.S. subsidiary, Aeterna Zentaris, Inc. and Euro ("EUR") for its German subsidiaries.
Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders' equity (deficiency).
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statement of comprehensive income (loss).
2 Assessment of liquidity and management's plans
Since inception, the Company has incurred significant expenses in its efforts to develop and commercialize products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018when the Company earned revenue from the sale of a license for the adult indication of MacrilenTM (macimorelin) in the United States and Canada (note 6). As at December 31, 2018, the Company had an accumulated deficit of $310 million.
The Company has $14,512 of cash and cash equivalents as at December 31, 2018, and management believes it has sufficient liquidity to meet its current obligations of $5,596 and continue its planned level of expenses for at least, but not limited to the next twelve months from the date of issuance of these consolidated financial statements. The Company is focused on managing its operating expenses, and has the discretion to limit research and development costs, administrative expenses and capital expenditures in order to maintain its liquidity, until such time that additional sources of funding can be obtained. The Company’s principal focus is on the licensing and development of MacrilenTM (macimorelin) and it currently does not have any other approved product. In January 2018, the Company signed a license and assignment agreement with Strongbridge Ireland Ltd., which as of December 19, 2018 is a wholly-owned subsidiary of Novo Nordisk A/S (“Novo”), to carry out development, manufacturing, registration and commercialization of MacrilenTM (macimorelin) in the U.S. and Canada (the “License and Assignment Agreement”) (see note 6). Consistent with Strongbridge, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company's sole development priority.
On March 12, 2019, the Company announced that its board of directors has formed a special committee of independent directors (the "Special Committee") to review strategic options available to the Company. The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of MacrilenTM (macimorelin) outside of the United States and Canada, or other monetization transactions relating to MacrilenTM (macimorelin). Management has evaluated whether material uncertainties exist relating to events or conditions as described in Note 4 and has considered the following in making that critical judgment.
The Company’s current operating budget and cash flows from operating activities in 2019 are expected to decline compared with 2018, however, the Company believes it will experience an increase in its royalty income, which, when combined with its forecasted cash flows, the Company believes will provide sufficient liquidity to finance operations and meet its commitments for at least, but not limited to, twelve months from the date of approval of these financial statements.

3 Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements except for the adoption of those standards in 2018 (note 4) and have been applied consistently by all Group entities.
Cash and cash equivalents

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company's policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of product sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development ("R&D") costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.
Restricted cash equivalents
Restricted cash equivalents are comprised of bank deposits, related to a guarantee for a long-term operating lease obligation and for a corporate credit card program that cannot be used for current purposes.
Property, plant and equipment and depreciation
Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term
Depreciation expense, which is recorded in the consolidated statement of comprehensive income (loss), is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.
Identifiable intangible assets and amortization
Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive income (loss), is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.
Goodwill
Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units ("CGU") that are expected to benefit from the synergies of the combination.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Impairment of assets
Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset's recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive income (loss).
Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset's recoverable amount. However, an asset's carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.
Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.
Share purchase warrants
Share purchase warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company's share purchase warrants contains a written put option, arising upon the occurrence of a fundamental transaction, as that term is defined in the share purchase warrants, including a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.
The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.
The warrant liability is classified as non-current, unless the underlying share purchase warrants will expire or be settled within 12 months from the end of a given reporting period.
Employee benefits
Salaries and other short-term benefits
Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive income (loss) over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.
Post-employment benefits

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The Company's subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.
The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive income (loss), net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive income (loss) in subsequent periods.
For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive income (loss) as incurred–namely, over the period that the related employee service is rendered.
Termination benefits
Termination benefits are recognized in the consolidated statement of comprehensive income (loss) when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.
Financial instruments
The Company classifies its financial instruments in the following categories: "Financial assets at fair value through profit or loss ("FVTPL"); "Financial assets at amortized cost"; "Financial liabilities at "FVTPL"; and "Financial liabilities at amortized cost".
Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of comprehensive income (loss) in the period in which they arise.
Financial liabilities at FVTPL: These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the warrants are expensed in the statement of comprehensive income (loss). Financial liabilities that are required to be measured at FVTPL have all fair value movements, excluding those related to changes in the credit risk of the liability which are recorded in other comprehensive income (loss), recognized in the statement of comprehensive income (loss).
Financial assets at fair value through other comprehensive income (FVTOCI): Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) in the period in which they arise.
Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Impairment of financial assets at amortized cost: The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The following table shows the classification of the Company’s financial assets/liabilities under IFRS 9 Financial Instruments ("IFRS 9") and the previous classifications under IAS 39:
Financial asset/liability             IFRS 9 Classification     IAS 39 Classification
Cash and cash equivalents Amortized cost         Loans and receivables
Trade and other receivables Amortized cost         Loans and receivables
Restricted cash and cash equivalents Amortized cost         Loans and receivables
Warrant liability (derivative) FVTPL             FVTPL
Payable and accrued liabilities Amortized cost         Other financial liabilities
Share capital
Common shares are classified as equity. Incremental costs that are directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between share capital and share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the fair value of the share purchase warrants, and the residual amount of proceeds is allocated to share capital. Transaction costs in connection with such offerings are allocated to the liability and equity unit components in proportion to the allocation of proceeds.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.
Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.
Revenue recognition
License fees
License fees representing non-refundable payments received at the time of executing the license agreements. The Company’s promise to grant a license provides its customer with either a right to access the Company’s intellectual property ("IP") or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company’s IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.
Royalty and milestone income

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and the related performance obligations are satisfied.
Share-based compensation costs
The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.
The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to other capital.
Any consideration received by the Company in connection with the exercise of stock options is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.
Current and deferred income tax
Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income (loss) or directly in equity is also recognized directly in other comprehensive income (loss) or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company's subsidiaries operate and generate taxable income.
Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.
Net income (loss) per share
Basic net income (loss) income per share is calculated using the weighted average number of common shares outstanding during the year.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Diluted net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net income (loss) per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.
4 Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
(a) Critical accounting estimates and assumptions
Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.
Accounting for the Macrilen License and Assignment Agreement
See the performance obligations further described in note 6 - Licensing arrangements.
Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the selection of the most appropriate pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' equity. Fair value assumptions used are described in note 17 - Warrant liability and 19 - Share and other capital.
Impairment of goodwill and identifiable intangible assets
The annual impairment assessment related to goodwill requires to estimate the recoverable amount, which has been determined using value in use model. The Company also concluded that there was only one CGU as management monitors goodwill and identifiable intangible assets on an overall entity basis. Future events could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
Employee future benefits
The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 18 - Employee future benefits.
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 22 - Income taxes.
5 Recent accounting pronouncements
Accounting standards adopted in 2018
IFRS 9 Financial instruments
IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.
The Company's financial assets are mainly comprised of cash and cash equivalents, trade and other receivables, and restricted cash equivalents, which are classified and accounted for under IFRS 9 at amortized cost. Financial liabilities are mainly comprised of payables and accrued liabilities, which are accounted for at amortized cost, and the warrant liability, which is a derivative that is accounted for at fair value through profit and loss (FVTPL).
The impairment of financial assets, including trade and other receivables, is now assessed using the simplified method of the expected credit loss model: previously, the incurred loss model was used. Applying the expected credit loss model has not had a significant impact on the value of the financial assets.
The Company applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings (deficit) and not to restate prior years. The application of this new standard resulted in changes in accounting policies but has no impact on opening deficit.
IFRS 15 Revenue from contracts with customers
Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.
The impacts of adoption of the new standard are summarized below:
The Company's revenue consists of licensing fees representing non-refundable payments received at the time of executing the license agreement, which are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligation and collectability of the fees is probable. Under IFRS 15, the Company determines whether the Company's promise to grant a license provides its customer with either a right to access the Company’s IP or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfer to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company's IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Revenue consists also of royalty income from the out-licensing of IP, which is recognized as earned and from manufacturing and other services, where revenue is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard's royalty exception is applied for IP licenses.
Furthermore, the Company receives milestone payments related to the out-licensing of IP. IFRS 15 resulted in the following changes in timing and amount of revenue recognized under these arrangements. In January 2018, the Company received $24.0 million of which $23.6 million was recognized in the consolidated statements of comprehensive income (loss) and $0.4 million was deferred to the consolidated statements of financial position and is being amortized until June 2023 when we expect to commence product sales for the pediatric indication. Under IAS 18, the full $24.0 million would have been deferred to the consolidated statements of financial position and would have been amortized to the consolidated statements of comprehensive income (loss) evenly until October 2027, representing the expiry date of the underlying patents.
The Company applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to deficit and not to restate prior years. The application of this new standard effective January 1, 2018 had no impact on opening deficit.
Accounting standards not yet adopted
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.
In June 2017, IFRIC 23, "Uncertainty over Income Tax Treatment" ("IFRIC 23"), was issued. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.  The adoption of this interpretation is not expected to have a significant impact on the Company's consolidated financial statements.
In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. The adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.
6 Licensing arrangements
Macrilen License and Assignment Agreement
On January 16, 2018, the Company through Aeterna Zentaris GmbH entered into a license and assignment agreement (the "License and Assignment Agreement") with Strongbridge to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada, which provides for (i) the "right to use" license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii) Strongbridge has agreed to fund 70% of the costs of a pediatric clinical

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee; and (iv) for an Interim Supply Arrangement.
(i) Adult Indication
Under the terms of the License and Assignment Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.
In January 2018, the Company received a cash payment of $24.0 million from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the United States.
(ii) Pediatric Indication
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5.0 million. This amount will be recognized once it is probable that it will be received.
Transaction price
Analysis of the total discounted cash flows of both the $24.0 million payment and the $5.0 million payment upon FDA approval of the Pediatric Instance demonstrates that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication. On a relative fair value basis, the Company has allocated the transaction price to the performance obligations resulting in $23.6 million being allocated to the Adult Indication and being recognized as license fee revenue in the consolidated statements of comprehensive income (loss) effective January 2018, and $400 being allocated to the right to a future Pediatric Indication, which is recognized as deferred revenue on the consolidated statements of financial position and amortized monthly beginning January 2018 into the consolidated statements of comprehensive income (loss).
(iii) PIP study
During 2018, the Company invoiced Strongbridge $358 as its share of the costs incurred by the Company under the PIP. The Company considers the funding arrangement under the PIP to be a collaboration arrangement under IFRS 11 and has accounted for the invoicing as a reduction of costs incurred during the period. This amount is presented in the consolidated statement of financial position as trade and other receivables and has been fully collected.
(iv) Interim Supply Arrangement
The Company has agreed under the License and Assignment Agreement to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’, without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Strongbridge would be able to procure those same goods with other suppliers. During 2018, the Company invoiced $2,167 and has received payment in full of these invoices. These items are presented in the consolidated statements of comprehensive income (loss) as product sales and cost of goods sold.
Novo purchase of Strongbridge License Agreement
Effective December 19, 2018, Strongbridge sold the entity which owned the License and Assignment Agreement for the United States and Canadian rights to Macrilen™ to Novo .

Zoptrex™ License Agreements

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

On July 1, 2016, the Company entered into a license agreement (the "Cyntec License Agreement") with Cyntec Co., Ltd. ("Cyntec"), an affiliate of Orient EuroPharma Co., Ltd. ("OEP") for Zoptrex™ (zoptarelin doxorubicin) for the initial indication of endometrial cancer. Under the terms of the Cyntec License Agreement, the Company was paid a nonrefundable upfront cash payment (the "License Fee") of EUR 0.5 million in consideration for the license to Cyntec of the Company's intellectual property related to Zoptrex™ and the grant to Cyntec of the right to commercialize Zoptrex™ in a territory consisting of Taiwan and nine countries in southeast Asia (the "OEP Territory"). Cyntec has also agreed to make additional payments to the Company upon achieving certain pre-established regulatory and commercial milestones.

Furthermore, the Company will receive royalties based on future net sales of Zoptrex™ in the OEP Territory. Cyntec will be responsible for the development, registration, reimbursement and commercialization of the product in the OEP Territory. The Company also entered into related Technology Transfer and Supply Agreements with another affiliate of OEP, pursuant to which the Company will transfer to such affiliate the technology necessary to permit the affiliate to manufacture finished Zoptrex™ using quantities of the active pharmaceutical agreement purchased from the Company pursuant to the Supply Agreement.

On December 1, 2014, the Company entered into an exclusive master collaboration agreement ("Master Collaboration Agreement"), a technology transfer and technical assistance agreement ("Tech Transfer Agreement") and a license agreement ("Sinopharm License Agreement") with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm") for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People's Republic of China, including Hong Kong and Macau (collectively, the "Sinopharm Territory"). Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment (the "Transfer Fee") of $1,000 to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. Additionally, pursuant to the Sinopharm License Agreement, the Company is entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Sinopharm Territory.

Furthermore, the Company is entitled to royalties on future net sales of Zoptrex™ in the Sinopharm Territory. The Company has continuing involvement in the aforementioned arrangements, including the transfer of documentation, know-how and materials, as well as the provision of technical assistance, such as quality systems implementation, analytical and stability testing, territory-specific development initiatives, and other services.

The Company deferred the non-refundable License and Transfer Fees and is amortizing the related payment as revenue on a straight-line basis over the period during which the aforementioned services are rendered and obligations are performed.
At December 31, 2017, the Company had deferred revenues net of amortization of $541 relating to non-refundable upfront payments and, due to events that occurred in 2017, the Company does not anticipate development of Zoptrex™ under the licensing agreements. In the first quarter of 2018, the Company recognized this amount as revenue.

7 Cash and cash equivalents

	December 31,
	2018	2017
	$	$
Cash on hand and balances with banks	3,501	7,099
Interest-bearing deposits with maturities of three months or less	11,011	681
	14,512	7,780
8 Trade and other receivables

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	December 31,
	2018	2017
	$	$
Trade accounts receivable (net of allowance for doubtful accounts of $55 (2017 - $5))	142	20
Value added tax	49	186
Other receivables	103	15
	294	221
See note 24 - Financial instruments and financial risk management for discussion of credit losses.
9 Inventory

	December 31,
	2018	2017
	$	$
Finished goods	—	554
Work in process	240	—
	240	554
The Company recognized $2,087 of inventory costs as cost of sales in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2018 (2017 - nil).
10 Prepaid expenses and other current assets

	December 31,
	2018	2017
	$	$
Prepaid insurance	832	410
Prepaid inventory	175	87
Other	203	329
	1,210	826

11 Restricted cash equivalents

The Company had restricted cash equivalents amounting to $418 at December 31, 2018 and $381 at December 31, 2017. These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

12 Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2017	3,919	19	737	37	4,712
Additions	2	—	2	—	4
Disposals / Retirements	(2,160)	—	(43)	—	(2,203)
Impact of foreign exchange rate changes	507	—	94	5	606
At December 31, 2017	2,268	19	790	42	3,119
Additions	1	—	8	—	9
Disposals / Retirements	(758)	—	(137)	—	(895)
Reclassifications	11	(11)	—	—	—
Impact of foreign exchange rate changes	(64)	(1)	(24)	(2)	(91)
At December 31, 2018	1,458	7	637	40	2,142

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2017	3,799	2	692	15	4,508
Disposals / Retirements	(2,135)	—	(43)	—	(2,178)
Depreciation expense	50	2	30	18	100
Impact of foreign exchange rate changes	496	—	90	2	588
At December 31, 2017	2,210	4	769	35	3,018
Disposals / Retirements	(752)	—	(137)	—	(889)
Depreciation expense	19	1	14	1	35
Impact of foreign exchange rate changes	(63)	—	(22)	(2)	(87)
At December 31, 2018	1,414	5	624	34	2,077

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2017	58	15	21	7	101
At December 31, 2018	44	2	13	6	65
Depreciation of $35 ($100 in 2017 and $112 in 2016) is presented in the consolidated statement of comprehensive income (loss) as follows: $20 ($69 in 2017 and $80 in 2016) in R&D costs, $10 ($10 in 2017 and $11 in 2016) in general and administrative ("G&A") expenses and $5 ($21 in 2017 and $21 in 2016) in selling expenses.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

13 Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks with such assets expected to be fully amortized by 2021. Changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2018			Year ended December 31, 2017
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	34,246	(34,156)	90	30,032	(29,962)	70
Additions	—	—	—	—	—	—
Impairment (loss) reversal*	—	—	—	—	44	44
Recurring amortization expense*	—	(23)	(23)	—	(38)	(38)
Impact of foreign exchange rate changes	(1,603)	1,598	(5)	4,214	(4,200)	14
Balances – End of the year	32,643	(32,581)	62	34,246	(34,156)	90
_________________
*Recorded as R&D costs in the consolidated statements of comprehensive income (loss).
14 Goodwill
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2017	7,553	—	7,553
Impact of foreign exchange rate changes	1,060	—	1,060
At December 31, 2017	8,613	—	8,613
Impact of foreign exchange rate changes	(403)	—	(403)
At December 31, 2018	8,210	—	8,210
Management's evaluation of impairment in goodwill is based on estimates that are derived from our licensee's projected sales of Macrilen for 2019 (both units and selling price), annual revenue growth rate, growth in operating expenses, the effect of future costs of the pediatric development program (the "PIP") and discount rate for generating the Company's net present value. There was no impairment assessed at December 31, 2018.
15 Payables and accrued liabilities

	December 31,
	2018	2017
	$	$
Trade accounts payable	1,282	1,222
Accrued research and development costs	26	127
Salaries, employment taxes and benefits	183	390
Financing of insurance premiums (a)	738	—
Other accrued liabilities	737	1,075
	2,966	2,814

(23)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(a)	Represents financing of the Company's 2019 insurance premiums, carrying interest at 6.5% and repayable in eight equal monthly installments commencing January 31, 2019.
16 Provision for restructuring and other costs
In the third quarter of 2017, Aeterna Zentaris GmbH, and its Works Council approved a restructuring program (the "2017 German Restructuring"), which was rolled out as a consequence of the negative Phase 3 clinical trial results of Zoptrex™ and the related impact on the product pipeline. This was also part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the development and commercialization of Macrilen™ (macimorelin), including through out-licensing arrangements and pursuing in-licensing opportunities.
The changes in the Company's provision for restructuring and other costs can be summarized as follows:

	Other provision	Cetrotide(R) onerous contracts	2017 German Restructuring: onerous lease	2017 German Restructuring: severance	Total
		$	$	$	$
January 1, 2017	158	574	—	—	732
Provision recognized	—	—	1,113	2,002	3,115
Utilization of provision	(152)	(145)	(19)	(138)	(454)
Change in the provision	—	(20)	10	(41)	(51)
Unwinding of discount and impact of foreign exchange rate changes	3	64	104	(16)	155
December 31, 2017	9	473	1,208	1,807	3,497
Provision recognized	—	317	—	—	317
Utilization of provision	(9)	(222)	(467)	(1,202)	(1,900)
Change in the provision	—	—	(21)	(432)	(453)
Unwinding of discount and impact of foreign exchange rate changes	—	(21)	(57)	(85)	(163)
December 31, 2018	—	547	663	88	1,298
Less: current portion	—	(136)	(663)	(88)	(887)
Non-current portion	—	411	—	—	411

17 Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Balance – Beginning of the year	3,897	6,854	10,891
Share purchase warrants issued during the year (note 19)	—	—	400
Share purchase warrants exercised during the year	—	(735)	—
Change in fair value of share purchase warrants	(263)	(2,222)	(4,437)
Balance - End of the year	3,634	3,897	6,854

(24)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants is provided below.

	Years ended December 31,
	2018		2017			2016
	Number	Weighted average exercise price ($)	Number		Weighted average exercise price ($)	Number	Weighted average exercise price ($)
Balance – Beginning of the year	3,417,840	7.59	3,779,245		9.66	2,842,309	11.30
Issued (note 19)	—	—	—		—	945,000	4.70
Exercised	—	—	(331,730)	*	1.07	—	—
Expired (note 19)	(25,996)	185.00	(29,675)		345.00	(8,064)	4.23
Balance – End of the year	3,391,844	6.23	3,417,840		7.59	3,779,245	9.66
_________________________

*	A portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares issued was 301,343.
The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2018:

Exercise price ($)	Number	Weighted average remaining contractual life (years)
1.07	115,844	1.19
4.70	945,000	1.34
7.10	2,331,000	1.96
	3,391,844	1.76
The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at December 31, 2018. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13") and as discussed in note 24 - Financial instruments and financial risk management.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)	Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
March 2015 Series A Warrants (e)	115,844	2.94	1.07	2.58%	81.81%	1.19	0.00%
December 2015 Warrants	2,331,000	2.94	7.10	2.47%	122.00%	1.96	0.00%
November 2016 Warrants (f)	945,000	2.94	4.70	2.56%	78.95%	1.34	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(25)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 19 - Share and other capital).

(f)
For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10 call option, which was also calculated using the Black-Scholes pricing model. (see note 19 - Share and other capital).

18 Employee future benefits
The Company's subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member's length of service and on his or her base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company's financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.
The change in the Company's accrued benefit obligations is summarized as follows:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Balances – Beginning of the year	14,145	13,197	12,375	84	217	281
Current service cost	66	107	87	6	14	13
Interest cost	224	237	282	1	3	—
Actuarial (gain) loss arising from changes in financial assumptions	(193)	(694)	1,479	19	(115)	—
Benefits paid	(492)	(485)	(399)	(2)	(66)	(60)
Impact of foreign exchange rate changes	(650)	1,783	(627)	(3)	31	(17)
Balances – End of the year	13,100	14,145	13,197	105	84	217
Amounts recognized:
In net loss	(290)	(344)	(369)	(26)	98	(13)
In other comprehensive income (loss)	843	(1,089)	(852)	3	(31)	17
The cumulative amount of actuarial net losses recognized in other comprehensive income (loss) as at December 31, 2018 is $4,084 ($4,277 as at December 31, 2017 and $4,971 as at December 31, 2016).
The significant actuarial assumptions applied to determine the Company's accrued benefit obligations are as follows:

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2018	2017	2016	2018	2017	2016
	%	%	%	%	%	%
Discount rate	1.90	1.70	1.60	1.90	1.70	1.60
Pension benefits increase	1.80	1.80	1.80	1.80	1.80	1.80
Rate of compensation increase	2.00	2.00	2.00	2.00	2.00	2.00

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Effective January 1, 2018, management determined that the discount rate assumption should be adjusted from 1.7% to 1.9% as a result of changes in the European economic environment.

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2018	2017	2016
Retiring at the end of the reporting period:
Male	20	20	20
Female	24	24	24
Retiring 20 years after the end of the reporting period:
Male	28	22	22
Female	31	26	26
The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2018. The next actuarial reports are planned for December 31, 2019.

In accordance with the assumptions used as at December 31, 2018, undiscounted defined pension benefits expected to be paid, in Euro, are as follows:

$
2019	453
2020	458
2021	463
2022	468
2023	476
Thereafter	13,658
15,976
The weighted average duration of the defined benefit obligation is 15.3 years.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $75 for the year ended December 31, 2018 ($119 for 2017 and $129 for 2016).
If variations in the following assumptions had occurred during 2018, the impact on the Company's pension benefit obligation of $13,100 as at December 31, 2018 would have been as follows:

(27)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Assumption	Increase	Decrease

Change interest rate by 0.25%	(467)	498
Change salary rate by 0.25%	19	(17)
Change pension by 0.25%	372	(355)
Change mortality by 1 year	464	(463)
19 Share and other capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
April 2016 ATM Program
On April 1, 2016, the Company entered into an ATM sales agreement (the "April 1, 2016 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 3 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The April 2016 ATM Program provides that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied.

Between April 1, 2016 and March 24, 2017, the Company issued a total of 1,706,968 common shares under the April 2016 ATM Program at an average issuance price of $3.52 per share for aggregate gross proceeds of $6.0 million less cash transaction costs of $190 and previously deferred financing costs of $225.

March 2017 ATM Program

On March 28, 2017, the Company commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which the Company was able, at its discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the "March 2017 ATM Program"). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.

Between March 28, 2017 and April 18, 2017, the Company issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of $1,780,000 less cash transaction costs of $55 and previously deferred financing costs of $65.

April 2017 ATM Program

On April 27, 2017, the Company entered into a New ATM Sales Agreement and filed with the Securities and Exchange Commission (the "SEC") a prospectus supplement (the "April 2017 ATM Prospectus Supplement" or "April 2017 ATM Program") related to sales and distributions of up to a maximum of 2.24 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company's Shelf Registration Statement on Form F-3, as amended (the "2017 Shelf Registration Statement"), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allowed the Company to offer up to $50 million of common shares and is effective for a three-year period.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Between May 30, 2017 and December 31, 2017, the Company issued a total of 1,805,758 common shares under the April 2017 ATM Program at an average issuance price of $2.08 per share for aggregate gross proceeds of $3,761,000 less cash transaction costs of $115 and previously deferred financing costs of $285. Because of these issuances, the exercise price of the Series A warrants issued in March 2015 was adjusted to $1.07 pursuant to the anti-dilution provisions contained in such warrants.
Public offerings
November 2016 Offering
On November 1, 2016, the Company completed a registered direct offering of 2.1 million units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering").

Total gross cash proceeds raised through the November 2016 Offering amounted to $7.6 million, less cash transaction costs of $1.0 million, and previously deferred transactions costs of $27. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share.

The warrants contain a call provision which provides that, in the event the Company's common shares trade at or above $10 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, the Company has the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis. See also note 17 - Warrant liability.

The Company estimated the fair value attributable to the warrants as of the date of grant by applying probability to multiple Black-Scholes pricing models, to which the following weighed average assumptions were applied: a risk-free annual interest rate of 0.63%, an expected volatility of 112.48%, an expected life of 1.63 years and a dividend yield of 0.0%. In addition, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model with similar assumptions as described above. As a result, on November 1, 2016, being the date of issuance, the total fair value of the share purchase warrants was estimated at $400.
The pre-funded warrants were offered in the November 2016 Offering to the investor because the purchase of Units would have resulted in the investor beneficially owning more than an "initial beneficial ownership limitation" of 4.9% of the Company's common shares following the offering. The pre-funded warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $3.60 per share, were fully exercised between November 10, 2016 and December 19, 2016. Total gross proceeds payable to the Company in connection with the exercise of the pre-funded warrants were pre-funded by the investor and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the pre-funded warrants.
Total gross proceeds of the November 2016 Offering were allocated as follows: $400 was allocated to the warrant liability, $3,239 was allocated to the pre-funded warrants, and the balance of $3,921 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $56 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive income (loss), an amount of $544 was allocated to share capital and an amount of $450 was allocated to pre-funded warrants. Upon exercise of the pre-funded warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to share capital.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time. The Rights Plan was approved, ratified and confirmed by the Company's shareholders at its annual meeting of shareholders held on May 10, 2016.
The Board of Directors reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as the evolving practices of public corporations in Canada, with respect to shareholder rights plan design and has made some minor amendments thereto as a result. The Board of Directors determined it appropriate and in the best interests of the shareholders to continue the Rights Plan and approved the amended and restated rights plan (the "Rights Plan") on March 26, 2019 The Rights Plan will take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual and special meeting of shareholders scheduled to be held on May 8, 2019
Other capital
The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders' equity (deficiency) and as general and administrative expenses in its consolidated statements of comprehensive income (loss).
Long-term incentive plan
At the 2018 annual and special meeting of shareholders, the Company's shareholders approved the adoption of the 2018 long-term incentive plan (the "LTIP"), which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards. This LTIP replaces the stock option plan (the "Stock Option Plan") for its directors, senior executives, employees and other collaborators who provide services to the Company. The Company's Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company's Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016.
Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of 10 years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.
During 2018, the Company granted Deferred Share Units (DSU) and stock options. The following tables summarizes the activity under the LTIP and, previously, the Stock Option Plan:

	Years ended December 31,
	2018		2017		2016
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	712,415	4.66	966,539	7.23	272,874	25.88
Granted	426,000	1.74	390,000	2.05	713,573	3.47
Forfeited	(249,599)	3.23	(643,271)	6.02	(10,034)	99.22
Cancelled	—	—	—	—	(9,874)	157.11
Expired	—	—	(853)	704.88	—	—
Balance – End of period	888,816	3.66	712,415	4.66	966,539	7.23

(30)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2018		2017		2016
Canadian dollar-denominated stock options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	1,503	605.84	1,858	820.27	3,787	845.46
Forfeited	(104)	668.65	—	—	(1,028)	967.63
Cancelled	—	—	—	—	(901)	758
Expired	(530)	367.70	(355)	1,728.15	—	—
Balance – End of the year	869	743.56	1,503	605.84	1,858	820.27

	Total US$ share-based awards as at December 31, 2018
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.46 to 1.79	211,000	8.62	1.71
1.80 to 2.11	490,000	6.41	2.06
2.12 to 3.50	157,148	4.75	3.46
3.51 to 4.58	26,000	3.97	4.58
4.59 to 1,044.00	4,668	2.77	260.87
	888,816	6.55	3.66

	Total exercisable US$ share-based awards as at December 31, 2018
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.46 to 1.79	161,000	9.35	1.79
1.80 to 2.11	130,000	5.62	2.05
2.12 to 3.50	104,774	4.75	3.46
3.51 to 4.58	26,000	3.97	4.58
4.59 to 1,044.00	4,668	2.77	260.87
	426,442	6.68	5.29

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	CAN$ options outstanding and exercisable as at December 31, 2018
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
570.00 to 741.00	428	0.94	570.00
741.01 to 912.00	441	1.87	912.00
	869	1.41	743.56
As at December 31, 2018, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $198 ($444 in 2017). This amount is expected to be recognized over a weighted average period of 1.15 years (1.38 years in 2017).
The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.
Fair value input assumptions for US dollar-denominated grants
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2018	2017
Expected dividend yield	(a)	0.00%	0.00%
Expected volatility	(b)	129.23%	137.60%
Risk-free annual interest rate	(c)	2.51%	1.53%
Expected life (years)	(d)	3.6	3.26
Weighted average share price		$1.74	$2.05
Weighted average exercise price		$1.74	$2.05
Weighted average grant date fair value		$1.39	$1.62
_________________________

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.
The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 13, and as discussed in note 24 - Financial instruments and financial risk management.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

20 Operating expenses
The nature of the Company's operating expenses from continuing operations include the following:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	2,388	2,081	2,430
Consultants fees	62	—	—
Termination benefits	356	—	—
Post-employment benefits	147	59	78
Share-based compensation costs	462	87	1,051
	3,415	2,227	3,559
Other employees compensation:
Salaries and short-term employee benefits	1,325	3,584	3,574
Termination benefits (note 16)	—	1,806	—
Post-employment benefits	275	441	500
Share-based compensation costs	108	95	31
	1,708	5,926	4,105
Professional fees	6,421	7,153	7,157
Insurance	1,303	949	870
Third-party R&D	498	3,758	11,796
Contracted sales force	256	22	14
Travel	256	831	1,185
Marketing services	176	698	5
Laboratory supplies	139	2	30
Other goods and services	342	162	160
Leasing costs, net of sublease receipts of $121 in 2018, $359 in 2017 and $345 in 2016(2)	344	2,247	1,131
Transaction costs related to share purchase warrants	—	—	56
Depreciation and amortization	60	138	195
Impairment (reversal) losses	—	(44)	85
Operating foreign exchange (gains) losses	17	(72)	39
	9,812	15,844	22,723
	14,935	23,997	30,387
_________________________

(1)	Key management includes the Company's executive management team and directors.

(2)	Leasing costs also include changes in the onerous lease provision (note 16 - provisions for restructuring and other costs), other than attributable to the unwinding of the discount.
Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers' employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

21 Supplemental disclosure of cash flow information

	Years ended December 31,
	2018	2017	2016
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(95)	158	228
Inventory	314	—	—
Prepaid expenses and other current assets	448	(343)	(45)
Other non-current assets	150	39	(233)
Payables and accrued liabilities	(586)	(1,080)	(199)
Taxes payable	1,669	—	—
Deferred revenues	400	—	555
Provision for restructuring and other costs (note 16)	(1,957)	(435)	(911)
Employee future benefits (note 18)	(494)	(551)	(459)
	(151)	(2,212)	(1,064)

22 Income taxes
Significant components of current and deferred income tax expense (recovery) are as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Current tax (expense) recovery	—	—	—
Deferred tax:
Origination and reversal of temporary differences	(4,003)	6,395	9,199
Adjustments in respect of prior years	742	(149)	36
Change in unrecognized tax assets	(2,191)	(2,767)	(9,235)
Income tax (expense) recovery	(5,452)	3,479	—

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2018	2017	2016
Combined Canadian federal and provincial statutory income tax rate	26.7%	26.8%	26.9%

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2018	2017	2016
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	(2,574)	5,434	6,714
Change in unrecognized tax assets	(1,963)	(2,701)	(9,235)
Change in unrecognized tax assets related to OCI	(188)	(228)	436
Share issuance costs	(40)	164	224
Permanent difference attributable to the use of local currency for tax reporting	792	(71)	(30)
Change in enacted rates used	(58)	(358)	(16)
Permanent difference attributable to net change in fair value of warrant liability	70	595	1,194
Share-based compensation costs	(152)	(49)	(291)
Difference in statutory income tax rate of foreign subsidiaries	(917)	768	972
Adjustments in respect of prior years	(372)	(149)	36
Other	(50)	74	(4)
	(5,452)	3,479	—
Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.
Income (loss) before income taxes
Income (loss) before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Germany	16,297	(13,950)	(19,179)
Canada	(5,504)	(5,592)	(5,659)
United States	(1,154)	(733)	(121)
	9,639	(20,275)	(24,959)
Significant components of deferred tax assets and liabilities are as follows:

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	December 31,
	2018	2017
	$	$
Deferred tax assets
Current:
Operating losses carried forward	—	3,479
Non-current:
Operating losses carried forward	764	696
Intangible assets	3,646	4,812
	4,410	8,987
Deferred tax liabilities
Current:
Deferred revenues	38	—
Restricted cash	153	—
Payables and accrued liabilities	95	—
	286	—
Non-current:
Property, plant and equipment	3	5
Deferred revenues	4,074	5,316
Other	47	187
	4,124	5,508
	4,410	5,508
Deferred tax assets (liabilities), net	—	3,479

Significant components of unrecognized deferred tax assets are as follows:

	December 31,
	2018	2017
	$	$
Deferred tax assets
Current:
Deferred revenues and other provisions	649	584
	649	584
Non-current:
Deferred revenues	—	—
Operating losses carried forward	81,731	82,421
SR&ED Pool	9,148	9,167
Unused tax credits	5,894	8,019
Employee future benefits	2,048	2,296
Property, plant and equipment	448	407
Share issuance expenses	467	841
Other	241	335
	99,977	103,486
Unrecognized deferred tax assets	100,626	104,070
As at December 31, 2018, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Canada
	Federal	Provincial
	$	$
2028	7,880	6,494
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
	65,562	64,161
The Company has estimated non-refundable R&D investment tax credits of approximately $5,894 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2019 to 2038. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The federal tax losses amount to approximately $205,343 in Germany (EUR 173,733) for which there is no expiry date, and to $3,322 in the United States, which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
2038	1,273
3,322
The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.
23 Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.
Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity, as discussed in note 19 - Share and other capital.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.
24 Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2018 and December 31, 2017 are presented below.

December 31, 2018	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	14,512	—	—	14,512
Trade and other receivables (note 8)	245	—	—	245
Restricted cash equivalents (note 11)	418	—	—	418
Payables and accrued liabilities (note 15)	—	—	(2,940)	(2,940)
Provision for restructuring and other costs (note 16)	—	—	(1,298)	(1,298)
Warrant liability (note 17)	—	(3,634)	—	(3,634)
	15,175	(3,634)	(4,238)	7,303

December 31, 2017	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	7,780	—	—	7,780
Trade and other receivables (note 8)	35	—	—	35
Restricted cash equivalents (note 11)	381	—	—	381
Payables and accrued liabilities (note 15)	—	—	(2,687)	(2,687)
Provision for restructuring and other costs (note 16)	—	—	(3,497)	(3,497)
Warrant liability (note 17)	—	(3,897)	—	(3,897)
	8,196	(3,897)	(6,184)	(1,885)
Fair value
As discussed in note 17 - Warrant liability, the Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, market risk (share price risk) and foreign exchange risk and how the Company manages those risks.
(a) Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-2" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.
As at December 31, 2018, trade accounts receivable for an amount of approximately $197 were with four counterparties of which $55 was past due and impaired and fully provided for (2017 - $25 with three counterparties and $5 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. On this basis, as at December 31, 2018, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM(macemorelin). The licensee has paid all amounts owing within 90 days of invoicing.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 - Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 2 - Assessment of liquidity and management's plans. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(c) Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation as further described in note 15 as it applies to its outstanding share purchase warrants. The valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ ranged from $1.19 to $3.87 during the year ended December 31, 2018.
If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company's net income related to the warrant liability held at December 31, 2018 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	3,634	1,792	(1,504)
Total impact on net income – (decrease) / increase		1,792	(1,504)
(d) Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at December 31, 2018, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the year ended December 31, 2018 would have been lower or higher by approximately $1,134 (2017 - $1,087).
25 Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Ireland	24,910	—	—
United States	1,416	452	410
China	275	262	249
Singapore	—	—	101
British Virgin Islands	280	206	100
Other	—	3	51
	26,881	923	911
Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or licensees.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Non-current assets* by geographical area are detailed as follows:

	December 31,
	2018	2017
	$	$
Germany	8,599	12,552
United States	153	102
Canada	3	160
	8,755	12,814
_______________________________

*	Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.
Major customers representing 10% or more of the Company's revenues in each of the last three years are as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Company 1	26,127	—	—
Company 2	—	—	20
Company 3	275	262	249
Company 4	—	323	222
Company 5	—	129	167
Company 6	—	—	101
Company 7	280	206	100

26 Net income (loss) per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Years ended December 31,
	2018	2017	2016
	$	$	$
Net income (loss)	4,187	(16,796)	(24,959)
Basic weighted average number of shares outstanding	16,440,760	14,958,704	10,348,879
Diluted weighted average number of shares outstanding	17,034,812	14,958,704	10,348.879
Items excluded from the calculation of diluted net income (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	889,685	713,918	968,397
Share purchase warrants	3,391,844	3,417,840	3,779,245
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any "in the money" stock options and share purchase warrants. In periods with reported net losses, all stock options

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus "in the money" stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

27 Commitments and contingencies
The Company is committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2018 are as follows:

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing	Total
	$	$	$	$
Less than 1 year	408	(117)	2,180	2,471
1 - 3 years	533	(24)	—	509
4 - 5 years	60	—	—	60
More than 5 years	5	—	—	5
Total	1,006	(141)	2,180	3,045
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.
Securities class action lawsuit
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Other lawsuits
In late July 2017, the Company terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. On August 3, 2017, the Company filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by the Company for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. On December 21, 2018, the matter was amicably resolved with the Company agreeing to make a payment to Mr. Dodd in the amount of $775. The parties consider their contractual relationship as having been terminated.
Cogas Consulting, LLC ("Cogas") filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. The lawsuit was removed to federal court in Georgia.  In the lawsuit, Cogas alleged that its employee (and sole shareholder) John Sharkey was entitled to a "success fee" commission on the Strongbridge License Agreement.  Cogas was claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

the Company receives within the first three years after January 14, 2018 including 5% of the $24.0 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021. On November 5, 2018, the matter was amicably resolved with the Company agreeing to make a payment to Cogas in the amount of $625. The parties now consider their contractual relationship as having been terminated.

28 Reclassification on comparative figures

To consolidate the presentation of similar items, during 2018, the Company reclassified certain of its prior year comparative balance sheet items as follows:

Prepaid expenses and other current assets

The semi-finished goods inventory of $87 that was classified as inventory as at December 31, 2017 has been reclassified to prepaid expenses and other current assets as at December 31, 2018.

Provision for restructuring and other costs

The current portion of onerous contract provisions of $173 that was classified as payables and accrued liabilities as at December 31, 2017 has been reclassified to provision for restructuring and other costs as at December 31, 2018.

The full balance of provisions, comprising $310 of onerous contract provisions and $718 of non-current portion of provision for restructuring costs, as at December 31, 2017 has been reclassified to provision for restructuring and other costs at December 31, 2018.

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